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                        UNITED STATES                       OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    ----------------------------
                   Washington, D.C. 20549           OMB Number:        3235-0058
                                                    Expires:        May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                hours per response .... 2.50
                                                    ----------------------------

                NOTIFICATION OF LATE FILING                 SEC FILE NUMBER


                                                             CUSIP NUMBER


(Check One):

 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended:December 31, 1996_________________________________________
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
Adage, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
400 Willowbrook Lane, West Chester, PA 19382
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /  /  | (a) The reasons  described in  reasonable  detail in Part III of this
        |     without  unreasonable form could not be  eliminated effort or
        |     expense;
        |
  /X /  | (b) The subject annual report,  semi-annual  report,  transition
        |     report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth calendar
        |     day following the  prescribed  due date;  or the calendar day
        |     following the prescribed due date; and subject  quarterly report
        |     of transition report on Form 10-Q, or portion thereof will be
        |     filed on or before  the  fifth calendar day following the
        |     prescribed due date; and
        |
  /  /  | (c) The accountant's  statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SEE RIDER 1 ATTACHED HERETO
                                                 (Attach Extra Sheets if Needed)

                                                                 SEC 1344 (6/94)
PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Robert T. Holland_______________________610_____________436-6190____________
            (Name)                          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
    SAEE RIDER 2 ATTACHED HERETO
================================================================================


                                                     Adage, Inc.
                                    --------------------------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 31, 1997_                By_/s/ Robert T. Holland
                                      ------------------------------------------
                                      Robert T. Holland, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION -----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                     RIDER 2 TO FORM 12b-25 OF ADAGE, INC.


ADAGE, INC.


     The statement of operations for the year ended December 31, 1996 and 1995 will vary considerably as follows (000 omitted):

                                                            1996       1995
                                                            ----       ----
       Income (loss) from continuing operations .......     (185)       258

     Discontinued Operations
       Loss () from discontinued operations
         net of income tax benefit ....................   (2,009)      (339)
       Gain (loss) on disposal of discontinued segments
         net of income taxes (benefit) ................   (1,832)     1,193
                                                         -------     ------
                                                          (3,841)       854
                                                         -------     ------
         Net Income (Loss) ............................  $(4,026)    $1,112
                                                         =======     ======

     The decrease from continuing operation was primarily effected by a $634 net loss on investments with the income tax benefit fully reserved in a valuation allowance.

     Loss from discontinued operations net of income tax benefit increased due to the inclusion in 1995 of $703 in net income from a subsidiary sold in 1995 and the increase in 1996 of a valuation allowance for real estate held for sale in the discontinued real estate segment of $860 net of income taxes.

     The net loss on disposal for 1996 is the estimated loss on the anticipated sale of the specialty manufacturing subsidiary. The gain in 1995 was realized from the sale of the steel processing subsidiary.

                      RIDER 1 TO FORM 12b-25 OF ADAGE, INC.


                      [ LETTERHEAD OF MAC DADE ABBOTT LLP ]


                                 March 27, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

     We were retained by Adage, Inc. (registrant) on December 10, 1996 as independent certified public accountants to report on the financial statements at December 31, 1996 and for the year then ended. We have endeavored, with the full cooperation of management, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. We completed our fieldwork on March ??, 1997 and have drafted the financial statement, but have not received significant confirmation as to the terms and conditions of debt instruments necessary to release our independent auditors' report. Due to the lateness of these confirmations, we will not have sufficient time to complete our audit by March 31, 1997, which is the required filing date for the registrant's annual report.


                                            Very truly yours,


                                            /s/ MacDade Abbott LLP
                                                -------------------------------
                                                MacDade Abbott LLP